UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-11071
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UGI HVAC ENTERPRISES, INC. SAVINGS PLAN
2525 N. 12th Street, Suite 360
Reading, PA 19612
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UGI CORPORATION
460 NORTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
for the years ended December 31, 2009 and 2008

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
All other schedules to be filed with the Department of Labor in accordance with the Employee Retirement Income Security Act of 1974 are not applicable and have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of
UGI HVAC Enterprises, Inc. Savings Plan
We have audited the accompanying statements of net assets available for benefits of UGI HVAC Enterprises, Inc. Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of UGI HVAC Enterprises, Inc. Savings Plan as of December 31, 2009 and 2008, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
June 25, 2010

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008

ASSETS:
Investments (Notes 3 and 5)	$14,006,233	$10,768,048

Loans to participants	330,499	301,264

Receivables:
Participants’ contributions receivable	20,121	21,900
Employers’ contributions receivable	—	7,379

Total assets	14,356,853	11,098,591

LIABILITIES:
Accrued administrative expenses	1,347	1,758

Total liabilities	1,347	1,758

Net assets available for benefits at fair value	14,355,506	11,096,833

Adjustments from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(10,100)	5,644

Net assets available for benefits	$14,345,406	$11,102,477

See accompanying notes to financial statements.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended
	December 31,
	2009	2008

Additions:
Participants’ contributions	$1,209,688	$1,333,030
Employers’ contributions	136,612	427,032
Participants’ rollover contributions	113,837	38,252
Investment income:
Dividends and interest	271,907	344,394
Net appreciation in value of investments	2,314,038	—
Other, primarily interest on loans	20,446	24,902

Deductions:
Investment loss:
Net depreciation in value of investments	—	(5,338,886)
Distributions to participants	(813,176)	(1,258,433)
Administrative fees	(10,423)	(5,510)

Net increase (decrease)	3,242,929	(4,435,219)

Net assets available for benefits — beginning of year	11,102,477	15,537,696

Net assets available for benefits — end of year	$14,345,406	$11,102,477

See accompanying notes to financial statements.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
The following brief description of the UGI HVAC Enterprises, Inc. Savings Plan (the “Plan”) provides general information on the provisions of the Plan in effect on December 31, 2009 and during the periods covered by the financial statements. More complete information is included in the Plan document.
General. The Plan is a defined contribution plan, which covers employees of UGI HVAC Enterprises, Inc. (the “Company”) and certain affiliated companies (collectively, “the Employers”). The Company is a wholly owned subsidiary of UGI Enterprises, Inc. (“Enterprises”). Enterprises is a wholly owned subsidiary of UGI Corporation (“UGI”). Employees of the Employers are eligible upon hire to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the UGI Enterprises, Inc. Retirement Committee (“Plan Administrator”) whose members are appointed by the Board of Directors of the Company.
Contributions. Generally a participant may elect to contribute to the Plan on a before-tax basis through payroll reduction an amount equal to from 1% to 50%, in whole percentages, of eligible compensation. In addition, effective January 1, 2009, a participant may elect to contribute to the Plan on an after-tax basis through payroll deduction an amount equal to from 1% to 20%, in whole percentages, of eligible compensation, provided that the combination of before-tax and after-tax contributions does not exceed 50% of eligible compensation. Prior to January 1, 2009, the after-tax maximum contribution through payroll deduction was 15%. Calendar year before-tax and after-tax contribution amounts are subject to limits prescribed by the Internal Revenue Code (“IRC”) and the Plan, respectively. For the 2009 and 2008 Plan Years, the IRC before-tax contribution limits were $16,500 and $15,500, respectively. After-tax contributions are subject to limits set by the Plan and Section 402(g) of the IRC. A participant may increase the rate of, or reduce or suspend, his or her before-tax or after-tax contributions at any time by contacting the Plan’s recordkeeper, Fidelity Institutional Retirement Services Company (“FIRSCO”).
The Plan allows for “catch-up contributions.” The catch-up contribution provision allows certain employees to make before-tax contributions over and above the IRS and Plan limits. In order to be eligible to make catch-up contributions, employees must be at least 50 years of age and must be contributing the IRC or Plan limit. The maximum catch-up contributions for the 2009 and 2008 Plan Years were $5,500 and $5,000, respectively. Catch-up contributions are not eligible for the Employers’ matching contribution (as described below).
The Plan also accepts on behalf of any employee (i) the entire amount of cash received as a distribution from another qualified trust forming part of a plan described in section 401(a) of the IRC or from a “rollover” individual retirement plan described in section 408 of the IRC, but only if the deposit qualifies as a tax-free rollover as defined in section 402 or (ii) a direct transfer from another plan qualified under Section 401(a) of the IRC. The Plan accepts after-tax rollover contributions.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
For each pay period during a Plan year, the Employers may, at their discretion, make a contribution to the Plan equal to 50% of participant before-tax and after-tax contributions, up to a total of 5% of compensation (as defined in the Plan document) for each participant who has made before-tax and/or after-tax contributions. In order to reduce operating costs in response to a decline in demand for heating, ventilation and air-conditioning services, the Employers’ matching contribution was suspended indefinitely effective with the pay period beginning May 4, 2009.
A participant is immediately fully vested in the portion of his or her account attributable to participant contributions as well as matching contributions made by the Employers.
Investment Funds. A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, the UGI Common Stock Fund, a common collective trust fund and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies. Generally, participants may transfer amounts between funds at any time with no limit. Participants may change their investment elections for future contributions at any time. The default investment fund under the Plan is the age appropriate Vanguard Target Retirement Fund (based on an assumed retirement age of 65). Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. References to “Fidelity” in the table of trust investments below refer to investment funds managed by Fidelity Management and Research Company (“FMR”). References to “Vanguard” in the table of trust investments (Footnote 3) refer to investment funds managed by the Vanguard Group.
Distributions. The Plan benefit of a participant who terminates employment for any reason other than death shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Participants may elect to receive their interest in the UGI Common Stock Fund in the form of shares of UGI Corporation Common Stock. Where the amount to be distributed exceeds $1,000, no distribution shall be made to any Plan participant prior to his or her normal retirement age (as defined in the Plan document) or effective January 1, 2009, age 70 1/2 unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000, a Plan participant’s benefit will be distributed as soon as practicable after the participant becomes entitled to receive a distribution.
A participant who continues to work past age 70 1/2 will receive a distribution upon termination of employment.
Death. If a participant dies prior to receiving a distribution of his or her account, the participant’s designated beneficiary shall be entitled to receive a lump-sum distribution of the proceeds of liquidation of 100% of the vested balance credited to the participant’s account. Generally, the beneficiary may request a distribution of the participant’s account balance as soon as practicable following the date of the participant’s death. The beneficiary of a participant who is married at the time of the participant’s death will be the participant’s spouse, unless the participant designated another beneficiary and the spouse consented to such designation in accordance with procedures specified by the Plan document.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Withdrawals. Generally, a participant may withdraw up to 50% of the balance of his or her Voluntary Participant Contribution Account, as defined in the Plan document. However, the withdrawal must be in an amount of at least $500. Effective January 1, 2009, active employees who reach age 59 1/2 and over can elect an in-service withdrawal in the amount of at least $1,000. A participant may withdraw up to 100% of the balance of his or her Rollover Account, as defined in the Plan document, at any time. No more than one withdrawal in any calendar year is permitted from each of the Voluntary Participant Contribution Account and Rollover Account portions of a participant’s account.
A participant may withdraw before-tax contributions (but not earnings attributable thereto) only on account of financial hardship resulting from (a) medical expenses as defined in section 213(d) of the IRC; (b) educational expenses for the next twelve months of post-secondary education of the participant, or his or her spouse, children or dependents; (c) foreclosure on a primary residence; (d) costs directly related to the purchase of a primary residence; (e) burial or funeral expenses for the participant’s deceased parent, spouse, children or eligible dependents; or (f) expenses relating to the repair of damage to the participant’s principal residence that would qualify for the casualty deduction under section 165 of the Internal Revenue Code. A hardship withdrawal will be permitted if the Plan Administrator determines that (i) the withdrawal is on account of an immediate and heavy financial need of the participant and (ii) the withdrawal is necessary to satisfy such financial need.
Loan Provision. The Plan includes an employee loan provision. Generally, at the time a loan is to be made, the amount of all loans to be outstanding may not exceed the lesser of (a) 50% of a participant’s before-tax and rollover account balances, or (b) $50,000 less the highest balance of all loans during the prior twelve month period. Each loan bears interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans. The minimum loan amount is $1,000. The amount of the loan withdrawn from a participant’s account is allocated in proportion to the value of the participant’s salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that, if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity of up to ten years. No participant shall be permitted to have more than two loans outstanding at any one time.
Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid for by the Employers. Other than the plan fees described below, the Employers currently pay such expenses. Each active Plan account is assessed a quarterly $4.25 recordkeeping fee. This fee is automatically deducted in the month following the end of each quarter and remitted to FIRSCO. Loan administration and withdrawal fees are paid by Plan participants. Mutual fund expenses are paid to fund managers from mutual fund assets.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Plan Termination. Although it has not expressed any intent to do so, the Company has the right to terminate the Plan in whole or in part at any time for any reason.
Plan Amendment. The Company may amend the Plan at any time for any reason by written action of its Board of Directors. Amendments required to comply with the IRC to maintain compliance with current laws or regulations or to correct errors or omissions in the Plan document, however, may be made by the Retirement Committee without Board approval.
Voting Rights of UGI Common Stock Fund Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Corporation Common Stock (including fractional shares) represented by the value of the participant’s interest in the UGI Common Stock Fund. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.
2. Accounting Policies
Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America “GAAP” requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.
Investment Valuation and Income Recognition. The Statements of Net Assets Available for Benefits state the Plan’s investments at their fair values with the exception of the Plan’s investment in the Vanguard’s Retirement Savings Trust III (a common collective trust fund investment), which is stated at its fair value and adjusted to contract value (as further described below). As reported by Fidelity Management Trust Company, the Plan’s investments in registered investment company mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Participant loans are valued at their outstanding balances, which approximate fair value. Shares of UGI Common Stock, which are traded on a national securities exchange, are included in the UGI Common Stock Fund at fair value based upon quoted market prices. Fidelity Brokerage Link accounts are reflected at their fair value of associated investments, based upon quoted market prices, held by the Plan participants in their individual self-directed brokerage accounts.
The Statement of Net Assets Available for Benefits reflects the Plan’s interest in the Vanguard Retirement Saving Trust III at fair value, determined by discounting the related cash flows based upon current yields of similar instruments with comparable duration. Such amounts are then adjusted to contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The interest in the Vanguard Retirement Savings Trust III is included in the Statements of Changes in Net Assets Available for Benefits on a contract basis.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Dividend income is recorded on the record date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on a trade date basis.
The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments which consists of realized gains or losses and unrealized appreciation (depreciation) in the fair value of those investments.
Distributions are made to Plan participants based upon the fair value of each participant’s investment account (except for investments of the Vanguard Retirement Savings Trust III for which distributions are based upon contract value and except for distributions from the UGI Common Stock Fund, to the extent not all shares are sold on the same date) as of the dates of the distribution. Distributions to participants are recorded when paid.
Fair Value Measurements. The Plan performs fair value measurements in accordance with the Financial Accounting Standards Board’s (“FASB’s”) Accounting Standards Codification (“ASC”) 820 (“ASC 820”), Fair Value Measurements and Disclosures. Refer to Note 5 for the fair value measurement disclosures associated with the Plan’s investments.
Risks and Uncertainties. The investments of the separate investment funds are exposed to various risks such as interest rate, market and credit risk. The degree and concentration of these risks vary by fund. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with the separate investment funds, it is reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
3. Trust Investments
The components of trust investments by fund at December 31, 2009 and 2008 are as follows:

	December 31,
	2009		2008
Mutual Funds:
Fidelity U.S. Bond Index Fund (shares — 85,710 and 79,170, respectively)	$947,955	*	$854,249	*

Fidelity Equity Income Fund (shares — 5,532 and 4,973, respectively)	216,505		153,509

Fidelity Magellan Fund (shares — 12,270 and 12,551 respectively)	789,196	*	575,574	*

Fidelity Growth Company Fund (shares — 12,791 and 13,619, respectively)	882,302	*	666,773	*

Vanguard Institutional Index Fund (shares — 20,610 and 19,858, respectively)	2,101,836	*	1,639,052	*

Vanguard Prime Money Market Fund (shares — 623,195 and 606,124, respectively)	623,195		606,124	*

Vanguard Target Retirement Income Fund (shares — 3,062 and 2,426, respectively)	32,431		23,091

Vanguard Target Retirement 2005 Fund (shares — 15,149 and 13,661, respectively)	166,339		132,379

Vanguard Target Retirement 2010 Fund (shares — 1,211 and 894, respectively)	24,845		15,748

Vanguard Target Retirement 2015 Fund (shares — 58,826 and 52,327, respectively)	665,326		499,721

Vanguard Target Retirement 2020 Fund (shares — 3,055 and 137, respectively)	60,972		2,268

Vanguard Target Retirement 2025 Fund (shares — 131,761 and 122,011, respectively)	1,491,533	*	1,131,042	*

Vanguard Target Retirement 2030 Fund (shares — 1,288 and 494, respectively)	24,876		7,683

Vanguard Target Retirement 2035 Fund (shares — 127,149 and 119,678, respectively)	1,477,468	*	1,107,023	*

Vanguard Target Retirement 2040 Fund (shares — 1,830 and 1,048, respectively)	34,861		15,862

Vanguard Target Retirement 2045 Fund (shares — 39,810 and 32,526, respectively)	478,522		311,270

Vanguard Target Retirement 2050 Fund (shares — 668 and 397, respectively)	12,761		6,021

Vanguard Extended Market Index Fund (shares — 45,681 and 44,469, respectively)	1,492,854	*	1,068,134	*

Fidelity Spartan International Index Fund (shares — 26,686 and 21,874, respectively)	892,639	*	584,923	*

Assets in Fidelity Brokerage Link (various investments, including registered investment companies funds, money market funds and cash)	181,878		128,730

Common Collective Trust:
Vanguard Retirement Savings Trust III (shares — 436,335 and 357,777, respectively)	446,435		352,133

UGI Common Stock Fund:
UGI Corporation Unitized Stock Fund (units — 51,043 and 46,660, respectively)	954,003	*	880,004	*
Dividends receivable	7,501		6,735

	961,504		886,739

Total trust investments — fair value	$14,006,233		$10,768,048

Total trust investments — cost	$14,416,380		$13,871,890

*	Investment represents five percent or more of net assets available for benefits.
The net appreciation (depreciation) in fair value of investments during the years ended December 31, 2009 and 2008 by major investment category follows:

	Year Ended December 31,
	2009	2008

Registered investment company funds	$2,276,704	$(5,170,736)
UGI Common Stock Fund	(9,191)	(87,596)
Other	46,525	(80,554)

Total net appreciation (depreciation) in fair value	$2,314,038	$(5,338,886)

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The UGI Corporation Stock Fund invests principally in shares of UGI Corporation Common Stock. Participants in the UGI Common Stock Fund do not individually own specific shares of UGI Corporation Common Stock but rather own units in a fund that invests in such shares and short-term investments. The value of a unit in the UGI Common Stock Fund was initially set at $10.00 and is recalculated daily by dividing the fair value of the fund’s assets (comprising shares of UGI Corporation Common Stock and temporary cash investments) by the total number of units outstanding. Generally, participant requests to redeem units from the UGI Common Stock Fund are processed on the day received if such requests are received by Fidelity before the close of the New York Stock Exchange and provided that there are sufficient short-term investments in the UGI Common Stock Fund for liquidity. In such case, the participant will receive the net asset value, or closing price for the units, calculated using the closing price for UGI Corporation Common Stock on the New York Stock Exchange for that day. However, on days of unusually heavy requests for sale, the UGI Common Stock Fund may not have sufficient short-term investments for liquidity. In such case, requests to sell units received before the close of the New York Stock Exchange may not be processed on that day at that date’s closing price but may be suspended until sufficient liquidity is restored. Units will be redeemed generally on a first-in, first-out basis at the closing price for the processing date. Loans, withdrawals and distributions from the UGI Common Stock Fund will be given priority over exchanges with other funds.
During the 2009 and 2008 Plan Years, the Plan purchased, at market prices, 6,722 and 6,741 shares of UGI Corporation Common Stock directly from UGI Corporation for $164,024 and $158,403, respectively.
4. Newly Adopted Accounting Standards and Accounting Standards Not Yet Adopted
In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) — Fair Value Measurements and Disclosures (“ASU 2010-06”) to require additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and transfers among Levels 1, 2 and 3. Levels 1, 2 and 3 of fair value measurements are defined in Note 5 below. The Plan will adopt ASU 2010-06 in the year ending December 31, 2010 except for certain provisions of this update that will be effective in the year ending December 31, 2011. The Plan is currently evaluating the impact of ASU 2010-06 on the Plan’s financial statements.
In June 2009, the FASB issued ASU 2009-01, The FASB Accounting Standards Codification (FASB ASC), which establishes the Codification as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of ASU 2009-01 changes the referencing of financial standards.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
In September 2009, the FASB issued ASU No. 2009-06, Income Taxes (Topic 740), Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities (formerly FASB Interpretation No. 48 and Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”). This standard prescribes guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon adoption of this standard which has been adopted as required by the Plan as of January 1, 2009. Although this standard applies to employee benefit plans, its adoption did not require any adjustments to the Plan’s financial statements because of the Plan’s tax exempt status and the absence of unrelated business taxable income.
FASB ASC 820-10 (formerly, FSP FAS 157-4) provides additional guidance for Fair Value Measurements when the volume and level of activity for the asset or liability has significantly decreased. This standard is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material effect on the Plan’s financial statements.
FASB ASC 320-10 (formerly, FSP FAS 115-2 and FSP FAS 124-2) amends the other-than-temporary impairment guidance for debt and equity securities. This standard is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material effect on the Plan’s financial statements.
5. Fair Value Measurement
The Plan performs fair value measurements in accordance with ASC 820. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance clarifies that the fair value should be based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks inherent in valuation techniques and inputs to valuations. When determining fair value measurements, the Plan considers the principal or most advantageous market for the asset or liability and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.
ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:
•	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access;

•
Level 2 — inputs other than quoted prices included in Level 1 that are either directly or indirectly observable, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data by correlation or by other means;

•	Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2009 and 2008:

	December 31, 2009
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Total
Mutual funds	$11,975,099	$—	$—	$11,975,099
Money market fund	623,195	—	—	623,195
UGI Common Stock Fund	961,504	—	—	961,504
Common collective trust	—	446,435	—	446,435
Participant loans	—	—	330,499	330,499

Total investments measured at fair value	$13,559,798	$446,435	$330,499	$14,336,732

	December 31, 2008
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Total
Mutual funds	$8,923,052	$—	$—	$8,923,052
Money market fund	606,124	—	—	606,124
UGI Common Stock Fund	886,739	—	—	886,739
Common collective trust	—	352,133	—	352,133
Participant loans	—	—	301,264	301,264

Total investments measured at fair value	$10,415,915	$352,133	$301,264	$11,069,312

The Plan’s valuation methodology used to measure the fair values of mutual funds (including mutual funds in the Brokerage Link accounts), money market fund and the UGI Common Stock Fund were derived from quoted market prices as substantially all of these instruments have active markets. The valuation technique used to measure fair value of participant loans above, all of which are secured by vested account balances of borrowing participants, were derived using a discounted cash flow model with inputs derived from unobservable market data. Participant loans are included at their amortized cost in the Statements of Net Assets Available for Benefits which approximates their fair value at December 31, 2009 and 2008. The valuation techniques used to measure fair value of the common/ collective trust fund are included in Note 2.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The following table sets forth a summary of changes in fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008:

	Participant Loans
	2009	2008

Balance as of January 1,	$301,264	$332,602
Issuances, repayments and settlements, net	29,235	(31,338)

Balance as of December 31,	$330,499	$301,264

6. Federal Income Tax Status
On December 6, 2002, the Internal Revenue Service issued a favorable determination letter concerning the qualified status of the Plan in effect as of November 27, 2002 under Section 401(a) of the IRC. The Plan has since been amended. In compliance with the Pension Protection Act of 2006, which requires plans to submit an application for determination letter every five years, on January 30, 2009 the Plan submitted a new application was made to the Internal Revenue Service. As of the report date formal acceptance has not been made by the Internal Revenue Service.
The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the “Trust”) and participants are not taxed on Employers’ contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.

UGI HVAC ENTERPRISES, INC.
SAVINGS PLAN
EIN # 51-0375688, PLAN # 001
Schedule H, Line 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2009
	Number of
	Shares or
	Principal		Current
Name of Issuer and Title of Issue	Amount	Cost	Value

Mutual Funds:
FIDELITY U.S. BOND INDEX FUND (1) (2)	85,710 shrs	$934,623	$947,955
FIDELITY EQUITY INCOME FUND (2)	5,532 shrs	243,295	216,505
FIDELITY MAGELLAN FUND (1) (2)	12,270 shrs	1,091,848	789,196
FIDELITY GROWTH COMPANY FUND (1) (2)	12,791 shrs	790,018	882,302
VANGUARD INSTITUTIONAL INDEX FUND (1)	20,610 shrs	2,269,030	2,101,836
VANGUARD PRIME MONEY MARKET FUND	623,195 shrs	623,195	623,195
VANGUARD TARGET RETIREMENT INCOME FUND	3,062 shrs	32,599	32,431
VANGUARD TARGET RETIREMENT 2005 FUND	15,149 shrs	166,573	166,339
VANGUARD TARGET RETIREMENT 2010 FUND	1,211 shrs	24,418	24,845
VANGUARD TARGET RETIREMENT 2015 FUND	58,826 shrs	668,434	665,326
VANGUARD TARGET RETIREMENT 2020 FUND	3,055 shrs	49,979	60,972
VANGUARD TARGET RETIREMENT 2025 FUND (1)	131,761 shrs	1,519,386	1,491,533
VANGUARD TARGET RETIREMENT 2030 FUND	1,288 shrs	22,563	24,876
VANGUARD TARGET RETIREMENT 2035 FUND (1)	127,149 shrs	1,506,572	1,477,468
VANGUARD TARGET RETIREMENT 2040 FUND	1,830 shrs	33,250	34,861
VANGUARD TARGET RETIREMENT 2045 FUND	39,810 shrs	475,493	478,522
VANGUARD TARGET RETIREMENT 2050 FUND	668 shrs	11,398	12,761
VANGUARD EXTENDED MARKET INDEX FUND (1)	45,681 shrs	1,465,923	1,492,854
FIDELITY SPARTAN INTERNATIONAL INDEX FUND (1) (2)	26,686 shrs	910,721	892,639

Total Mutual Funds		12,839,318	12,416,416

ASSETS IN FIDELITY BROKERAGE LINK ACCOUNTS (2)	Various investments, including registered investment companies funds, money market funds and cash	178,555	181,878

Common Collective Trust:
VANGUARD RETIREMENT SAVINGS TRUST III (4)	436,335 shrs	436,335	436,335

UGI Common Stock Fund (1) (2)
UGI Corporation Unitized Stock Fund	51,043 units	954,671	954,003
Dividends receivable	$7,501	7,501	7,501

		962,172	961,504

PARTICIPANT LOANS
Loan principal outstanding (4.25% - 9.25%) (2) (3)		330,499	330,499

Total — all funds		$14,746,879	$14,326,632

(1)	Investment represents 5% or more of the net assets available for benefits.

(2)	Party in interest.

(3)	Range of interest rates for loans outstanding as of December 31, 2009.

(4)	Contract value.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UGI HVAC Enterprises, Inc. Savings Plan
Date: June 25, 2010	By:	/s/ Denise M. Bassett
		Name:	Denise M. Bassett
		Title:	Member of UGI HVAC Enterprises, Inc. Benefits Committee